SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Invesco Senior Income Trust
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

46131H107
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46131H107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,826,069
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,826,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,826,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.12%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used herein are calculated based upon 180,036,160 common shares outstanding as of February 28, 2019, as disclosed in the Issuer’s N-CSR filed May 9, 2019.

CUSIP No. 46131H107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,826,069
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,826,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,826,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.12%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein are calculated based upon 180,036,160 common shares outstanding as of February 28, 2019, as disclosed in the Issuer’s N-CSR filed May 9, 2019.

CUSIP No. 46131H107	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2019 (the “Original Schedule 13D,” as amended herein and through previous amendments, the “Schedule 13D”) with respect to the common shares, no par value (the “Shares”), of Invesco Senior Income Trust (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D and subsequent amendments. This Amendment No. 4 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in the funds and accounts managed by Saba Capital and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $91,162,706 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 14, 2019, Saba Capital Management, L.P. (“Saba Capital”) entered into a standstill agreement (the “Standstill Agreement”) with the Issuer and Invesco Advisors, Inc. (together with Saba Capital and the Issuer, the “Standstill Parties”) whereby the Standstill Parties agreed, among other things, and subject to certain conditions, that the Board of Trustees (the “Board”) of the Issuer will cause the Issuer to commence a tender offer to purchase for cash 15% of its outstanding Common Shares at a price per Common Share equal to 98.5% of the Issuer’s net asset value, subject to certain terms and conditions (the “Tender Offer”), with such Tender Offer to be completed not prior to December 1, 2019 and not later than January 1, 2020. In addition, Saba Capital agreed to withdraw its proposed nominees to serve as trustees of the Issuer as well as its proposal seeking a shareholder vote regarding the classified board structure of the Issuer and agreed to tender all of its then-owned Common Shares of the Issuer in the Tender Offer.

CUSIP No. 46131H107	SCHEDULE 13D/A	Page 5 of 7 Pages

The Standstill Parties also agreed to abide by certain customary standstill provisions, such provisions to last until the date that is the earlier of (a) the day following the date on which the Issuer’s 2020 annual meeting of shareholders is held, (b) such date that the Issuer determines not to conduct the Tender Offer pursuant to Section 1.1(d) of the Standstill Agreement, and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Issuer for the Issuer’s 2021 annual meeting of shareholders. In addition, the Reporting Persons have agreed to cause all Common Shares beneficially owned by them to be present for quorum purposes and to be voted consistent with the recommendation of the Board, subject to certain conditions based upon the completion of the Tender Offer.

The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 180,036,160 common shares outstanding as of February 28, 2019, as disclosed in the Issuer’s N-CSR filed May 9, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected in the 60 days prior to the filing of the Schedule 13D by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Saba Capital is party to the Standstill Agreement, which is attached as Exhibit 3 to this Amendment No. 4 and is incorporated by reference herein.

CUSIP No. 46131H107	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 3:	Form of Standstill Agreement, dated as of June 14, 2019.

CUSIP No. 46131H107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2019

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by a Reporting Person in the 60 days prior to the filing of the Schedule 13D. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price ($)
5/13/2019	200,879	4.29
5/10/2019	72,807	4.31
5/8/2019	172,537	4.33
5/7/2019	84,775	4.33
5/3/2019	200,000	4.34
5/2/2019	379,497	4.34
4/30/2019	5,076	4.32
4/29/2019	15,838	4.31
4/26/2019	50,000	4.31
4/23/2019	168,902	4.32
4/22/2019	71,389	4.30
4/17/2019	50,421	4.30

Exhibit 3

Standstill Agreement

This Agreement is entered into as of June 14, 2019 (this “Agreement” (including the exhibits hereto), by and among Saba Capital Management, L.P. (“Saba”), Invesco Senior Income Trust (the “Fund”) and Invesco Advisers, Inc. (the “Adviser,” together with Saba and the Fund, the “Parties” and individually a “Party”).

Whereas, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

Whereas, the Adviser serves as the Fund’s adviser pursuant to an investment advisory agreement between the Fund and the Adviser; and

Whereas, as of the close of business on June 13, 2019, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 21,826,069 common shares of beneficial interest of the Fund, without par value (“Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba (the “Saba Private Funds”) and an open-end management investment company registered under the 1940 Act (the “ETF”) for which Saba serves as a sub-adviser.

Now, Therefore, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.    Tender Offer by the Fund

1.1    On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)    The Fund shall commence a tender offer to purchase for cash 15% (the “Maximum Amount”) of its outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) all shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98.5% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next trading day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next trading day after the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares are properly tendered and not properly withdrawn and (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash.

Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Fund pay for any Common Shares tendered in the Tender Offer prior to December 1, 2019, nor shall the Tender Offer expire before such date. The Fund will pay for any Common Shares tendered in the Tender Offer prior to January 1, 2020.

(b)    The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

(c)    The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)    Although the Fund has committed to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s Common Shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Fund’s shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State. In the event of a delay pursuant to any of clauses (i) or (ii) above, the Fund will provide prompt written notice to Saba together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Fund will commence the Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

(e)       Other than in connection with regularly scheduled distributions under a dividend reinvestment policy, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.

1.2    Saba agrees to tender all of the Common Shares then owned by Saba and the Saba Private Funds in the Tender Offer.

1.3    Saba covenants and agrees that, in connection with the 2019 annual meeting of shareholders of the Fund, concurrent with the execution of this Agreement, it will withdraw or cause Saba Capital Master Fund, Ltd. to withdraw (i) its slate of nominees to serve as trustees of the Fund; and (ii) the proposal requesting the Board of Trustees of the Fund (the “Board”) to take all necessary steps in its power to declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders of the Fund.

Section 2.     Additional Agreements

2.1    Saba covenants and agrees that during the period from the date of this Agreement through the date that is the earlier of (a) the day following the date on which the Fund’s 2020 annual meeting of shareholders is held, (b) such date that the Fund determines not to conduct the Tender Offer pursuant to Section 1.1(d) (which date shall not include a determination to delay the Tender Offer pursuant to the last sentence of Section 1.1(d) and provided that the Board shall provide, within one (1) calendar day, written notice to Saba of any such determination not to conduct or delay the Tender Offer), and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Fund for the Fund’s 2021 annual meeting of shareholders (the “Effective Period”), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents, Affiliates and representatives under Saba’s control, and any other persons controlled by or under common control with Saba, Saba Capital Management GP, LLC or Boaz R. Weinstein (such other persons, “Affiliates”), not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund or any other investment company advised by the Adviser as of the date of this Agreement (collectively, the “Invesco Funds”) as set forth below:

(a)     effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i)     any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Invesco Funds (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii)    knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Invesco Funds management’s recommendation with respect to the Invesco Funds in connection with such matter or encouragement or advice solely amongst Saba and its Affiliates and the Saba Private Funds);

(b)     form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba and its Affiliates and the Saba Private Funds) with respect to the securities of the Invesco Funds;

(c)     deposit any securities of the Invesco Funds in any voting trust or subject any securities of the Invesco Funds to any arrangement or agreement with respect to the voting of the securities of the Invesco Funds, including, without limitation, lend any securities of the Invesco Funds to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Invesco Funds or to sell such securities, other than any such voting trust, arrangement or agreement solely among the members of Saba and its Affiliates and the Saba Private Funds;

(d)     seek, alone or in concert with others, election or appointment to, or representation on, the Board of any Invesco Fund, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of any Invesco Fund, or knowingly encourage any such actions specifically with regard to any Invesco Fund;

(e)     make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Invesco Funds (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.1 and Section 2.2) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the Effective Period;

(f)     make a request for a shareholder list or other books and records of the Invesco Funds under Delaware law or any other statutory or regulatory provision;

(g)     seek to control or influence the Adviser, the Board of any Invesco Fund or policies of the Invesco Funds;

(h)     institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving the Invesco Funds or any of the current or former trustees or officers (including derivative actions) of the Invesco Funds; provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Invesco Funds against Saba, or (C) responding to or complying with a validly issued legal process;

(i)     make any public statement or public proposal with respect to (i) any change in the number or term of trustees or the filling of any vacancies on the Board of any Invesco Fund, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of the Invesco Funds, (iii) any other material change in the Fund’s management, business or corporate structure with respect to the Invesco Funds, or (iv) any waiver, amendment or modification to the Declaration of Trust or Bylaws of the Invesco Funds;

(j)     enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(k)     publicly request (x) that the Invesco Funds, the Boards of any Invesco Fund or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board of any Invesco Fund to specifically invite Saba or any of its Affiliates to take any of the actions prohibited by this Section 2.1.

Nothing in this Section 2.1 shall be deemed to prohibit Saba and its Affiliates from communicating privately with the trustees, officers, and advisors of any Invesco Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party. In addition, the covenants set forth in this Section 2.1 shall not be deemed to prevent the voting of any Common Shares held by the ETF proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) in accordance with the proxy voting policy of the ETF.

Notwithstanding anything herein to the contrary, the term “Invesco Funds” used throughout this Agreement shall not include (a) Invesco High Income Trust II and (b) Invesco Dynamic Credit Opportunities Fund, each of which shall be governed by a separate agreement between Saba, the Advisor and the respective fund.

2.2    Saba covenants and agrees that during the Effective Period, it will, and will cause its Affiliates (with the exception of the ETF) to:

(a)    appear by proxy or otherwise at any annual or special meeting of shareholders of the Fund concerning the election of trustees to the Board of the Fund and cause all shares it beneficially owns as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

(b)     vote or cause to be voted at any annual or special meeting of shareholders of the Fund all of the shares it beneficially owns as of the record date for such meeting (i) in favor of election of the Fund’s Board’s nominees and (ii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund’s Board regarding the election of the Fund’s Board’s nominees or a shareholder proposal submitted to the Fund pursuant to Rule 14a-8 of the Exchange Act or otherwise. For the avoidance of doubt, if Saba lends any Common Shares to any third party, Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Saba shall have full voting rights with respect to all such loaned shares (except for the ETF).

2.3    [Reserved.]

2.4    Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Saba will notify the Fund in writing of the number of Common Shares beneficially owned by it and its Affiliates.

2.5    Saba represents and warrants as follows:

(a)     It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)    This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)    Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement (except for shares of the Saba ETF, which shall be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the ETF), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e)    As of the date hereof, neither Saba nor any of its Affiliates is a party to any Derivative Securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.

2.6    The Fund and the Adviser each represent and warrant as follows:

(a)    It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)    This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

Section 3.     Public Announcement

3.1    No later than one business day following the date of this Agreement, the Fund shall issue one press release substantially in the form attached as Exhibit A (the “Fund Press Release”), Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the Fund Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule

TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2    Saba shall promptly prepare and file an amendment to their applicable Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). Saba shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

3.3    Notwithstanding anything in this Agreement to the contrary, (a) the Parties acknowledge and agree that the Fund may not effect a merger, reorganization with another registered investment company for which Invesco Advisers, Inc. serves as investment adviser (whether or not the Fund is the surviving company) nor issue additional shares at any time before the payment of the Tender Offer proceeds and (b) Saba shall not be required to appear or cause any of its shares to be counted as present thereof for purpose of quorum at any meeting of shareholders of the Fund at which a merger or acquisition of the Fund by or with another closed-end fund is being voted on (or any other vote for which the result will be a dilution of Saba’s voting interest) (except with respect to a proposal for the Fund to convert or merge into an open-end fund, or to liquidate, in which case Saba shall appear or cause all of its shares to be counted as present for purposes of quorum).

Section 4.     Termination

4.1    Notwithstanding anything herein to the contrary, if the Fund fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders before January 1, 2020 this Agreement shall terminate and be of no further force or effect.

4.2    Otherwise, this Agreement shall remain in full force and effect until the earlier of:

(a)     the end of the Effective Period;

(b)     such other date as may be established by mutual written agreement of the Fund and Saba; and

(c) upon ten (10) business days’ prior written notice by Saba or one of its Affiliates following any such material breach of this Agreement by the Fund if such breach has not been cured within such notice period, provided that Saba is not in material breach of this Agreement at the time such notice is given.

4.3    Section 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5.     No Disparagement

5.1    The Fund, the Adviser and Saba shall each refrain from making, and shall cause their respective affiliates and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: any Invesco Fund or any of its affiliates, subsidiaries or advisors (including the Adviser and any subadvisor of an Invesco Fund), or any of its or their respective current or former officers, trustees or employees (including, without limitation, any statements or announcements regarding the Invesco Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund or the Adviser: Saba its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6.     Miscellaneous

6.1    Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2    Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3    Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4    Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5    Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

Invesco Senior Income Trust

1555 Peachtree Street, N.E., Suite 1800

Atlanta, Georgia 30309

Attention: Jeffrey H. Kupor

Chief Legal Officer and Secretary

Email: Jeffrey.Kupor@invesco.com

with a copy to (which copy shall not constitute notice):

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Attention: Bruce G. Leto

Email: BLeto@stradley.com

If to Saba, to

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, NY 10174

Attention: Michael D’Angelo

Email: Michael. D’Angelo@sabacapital.com

with a copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue

New York, NY 10022

Attention: Eleazer Klein

Email:  Eleazer.Klein@srz.com

6.6    Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7    Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8    Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9    Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.

6.10    Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11    Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

6.12    Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Invesco Senior Income Trust

Name:
Title:

Invesco Advisers, Inc.

Name:
Title:

Saba Capital Management, L.P.

Name: Michael D’Angelo
Title: COO

Exhibit A

Fund Press Release

PRESS RELEASE	SOURCE: Invesco Senior Income Trust

Invesco Senior Income Trust Announces Plan for Tender Offer

[ _ ] – (BUSINESS WIRE) – June [ _ ], 2019 – Invesco Senior Income Trust (NYSE: VVR) (the “Fund”) announced today that the Fund’s Board of Trustees has approved the commencement (subject to certain conditions) prior to January 1, 2020, of a cash tender offer for up to 15% of the Fund’s outstanding common shares of beneficial interest at a price per share equal to 98.5% of the Fund’s net asset value per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, shares will be repurchased on a pro rata basis.

The commencement of the tender offer is pursuant to an agreement between the Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties. Pursuant to the agreement, Saba has agreed to be bound by certain standstill covenants.

The Fund has been advised that Saba will file a copy of the agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.

TENDER OFFER STATEMENT

The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

_____________________________________

CONTACT: [ _ ]

SOURCE: Invesco Senior Income Trust

Exhibit B

Saba Press Release

SABA CAPITAL REACHES AGREEMENT WITH Invesco Senior Income Trust

Invesco Senior Income Trust To Commence Tender Offer

New York, NY – [ _ ] – Saba Capital Management, L.P. and certain associated parties (collectively “Saba”) today issued the following statement regarding an agreement with Invesco Senior Income Trust (ticker: VVR) ( “Invesco” or the “Fund”).

“We are pleased to have reached this agreement with the Board of Invesco Senior Income Trust. we appreciate the board’s constructive engagement. We believe the tender offer contemplated by the agreement will benefit all shareholders by providing them the opportunity to tender their shares at a price close to the Fund’s net asset value.”

Under the terms of the agreement, Invesco Senior Income Trust, prior to January 1, 2020, will commence a cash tender offer for up to 15% of the Fund’s outstanding common shares of beneficial interest at a price per share equal to 98.5% of the Fund’s net asset value (“NAV”) per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash. In addition, Saba has agreed to certain standstill covenants.

About Saba Capital

Saba Capital Management, L.P. is an Investment Adviser based in New York. Launched in 2009, Saba currently manages assets across three core strategies: Credit Relative Value, Tail Hedge, and Closed-End Funds.

Media

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Jonathan Gasthalter/Amanda Klein

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